# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brookfield Business Corp, CIK 0001654795
CUSIP: 113006100
Title of class of securities: Class A subordinate voting shares, no par value
Address of issuer's principal executive offices: 225 Liberty Street, 8th Floor, NEW YORK, New York (NY), 10281
Date of event which requires filing of this statement: 03/31/2026
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corporation, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, 416-363-9491

## Reporting persons
- BROOKFIELD CORPORATION (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 142,749,301; sole dispositive power 0; shared dispositive power 142,749,301; aggregate amount beneficially owned 142,749,301 (69% of the class)
  Comment: * In reference to Rows 8, 10 and 11 above, this amount for Brookfield Corporation ("BN") includes (i) 89,097,802 class A subordinate shares (the "Class A Shares") of Brookfield Business Corporation held by BPEG BN Holdings LP, Brookfield Private Equity Direct Investments Holdings LP, Brookfield Private Equity Partners LP, BNT BBU Holding LP, Brookfield Titan Holdings LP and BEP Holdings LP, each wholly-owned subsidiaries of BN and (ii) 53,651,499 Class A Shares held by wholly-owned subsidiaries of Brookfield Wealth Solutions Ltd., a paired entity to BN ("BNT").
  
  ** In reference to Row 13 above, percentage ownership is based on an aggregate number of outstanding Class A Shares of 207,007,465 as of March 31, 2026.
- BAM PARTNERS TRUST (CIK 0001861643): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 142,749,301; sole dispositive power 0; shared dispositive power 142,749,301; aggregate amount beneficially owned 142,749,301 (69% of the class)
  Comment: * In reference to Rows 8, 10 and 11 above, this amount includes 89,097,802 Class A Shares beneficially owned by BN and includes 53,651,499 Class A Shares held by wholly-owned subsidiaries of BNT.
  
  ** In reference to Row 13 above, percentage ownership is based on an aggregate number of outstanding Class A Shares of 207,007,465 as of March 31, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A subordinate voting shares, no par value
Name of issuer: Brookfield Business Corp
Address of issuer's principal executive offices: 225 Liberty Street, 8th Floor, NEW YORK, New York (NY), 10281
Comment:
This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Schedule 13D previously filed on March 30, 2026 (the "Schedule 13D") to reflect the transactions described in Item 4 of this Amendment No. 1.

Unless otherwise indicated, all references to "$" in this Schedule 13D are to U.S. dollars and "C$" are to Canadian dollars.

Information and defined terms reported in the original Schedule 13D remain in effect except to the extent amended or superseded by information or defined terms contained in this Amendment No. 1.

The class of equity securities to which this statement relates is the class A subordinate voting shares, no par value (the "Class A Shares"), of Brookfield Business Corporation (formerly 1559985 B.C. Ltd.), a corporation organized under the laws of British Columbia, Canada (the "Issuer" or "BBUC"), with principal executive offices at 225 Liberty Street, 8th Floor, New York, NY 10281.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the original Schedule 13D is hereby supplemented as follows:

On March 31, 2026, BN and BNT, a paired entity to BN, entered into an agreement pursuant to which BN agreed, effective April 8, 2026, to cause its subsidiary to transfer to a subsidiary of BNT the lesser of (i) $1,000,000,000 in Class A Shares and (ii) 19.5% of the issued and outstanding Class A Shares on April 7, 2026 in exchange for class C non-voting shares of BNT with the same aggregate value (the "Class A Share Transfer"). The per share price of the Class A Shares will be based on the 5-day volume weighted average price of the Class A Shares (as reported on the Bloomberg Composite) as of the close of trading on April 7, 2026, net of an all-in discount of 8%.

The additional Class A Shares owned by BNT following the Class A Share Transfer will become subject to the voting agreement between BN and BNT dated as of March 27, 2026, whereby they have agreed that all decisions to be made with respect to the voting of any Class A Shares held by subsidiaries of BNT will be made jointly by mutual agreement of the applicable BNT subsidiary and BN, other than with respect to any Class A Shares subject to any financing arrangements between the applicable BNT subsidiary and wholly-owned subsidiaries of BN. The foregoing description of the voting agreement in this Item 4 does not purport to be complete and, as such, is qualified in its entirety by reference to such agreement, a copy of which was attached as Exhibit 99.3 to the original Schedule 13D and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) - (c) of the original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of Class A Shares of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 142,749,301 Class A Shares, constituting approximately 69.0% of the Issuer's currently outstanding Class A Shares. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of 207,007,465 outstanding as of March 31, 2026 and includes Class A Shares beneficially owned by wholly-owned subsidiaries of BNT as described in Item 4 of Amendment No. 1 and subject to the voting arrangements as described in Item 4 of this Amendment No.1.
Number of shares as to which each person has sole or shared power to vote or dispose:
(b) Item 5(b) of Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 5(a) of this Amendment No.1 is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
(c) Item 5(c) of Schedule 13D is hereby amended and restated as follows:

Other than the transactions described in Item 4 herein, there have been no transactions by the Reporting Persons in the Class A Shares since the original Schedule 13D was filed on March 30, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the original Schedule 13D is hereby supplemented as follows:

The information set forth in Item 4 of this Amendment No.1 is hereby incorporated herein by reference.

## Signatures
- BROOKFIELD CORPORATION: /s/ Swati Mandava, Swati Mandava, Managing Director, Legal and Regulatory (03/31/2026)
- BAM PARTNERS TRUST: /s/ Kathy Sarpash, Kathy Sarpash, Secretary, BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC. (03/31/2026)